                                 612,360 SHARES

                                  CDW COMPUTER
                                 CENTERS, INC.
[CDW LOGO]                                                            [CDW LOGO]
                                  COMMON STOCK

    This Prospectus relates to up to 612,360 shares of Common Stock ("Common Stock" or the "Shares") of CDW Computer Centers, Inc., an Illinois corporation (the "Company"), which may be offered and sold from time to time by and for the account of the shareholders (the "Selling Shareholders") identified in this Prospectus under the heading "Selling Shareholders". All of the Shares to be sold hereunder will be received by the Selling Shareholders upon exercise of options granted to them under the MPK Stock Option Plan, a plan established by the Company's Chairman and Chief Executive Officer out of his own holdings for the benefit of the Selling Shareholders (the "Plan"). The Company will not receive any of the proceeds of such sales by the Selling Shareholders.

    The Company and the Selling Shareholders have executed an agreement relating to the Plan which provides that the Company will cause the Registration Statement of which this Prospectus is a part to be filed. In exchange for the filing of the Registration Statement, the Selling Shareholders have agreed to certain limitations regarding the timing and number of Shares to be sold hereunder. Specifically, effective January 1, 1998 the Selling Shareholders have the right to sell under this Prospectus up to one and three quarters percent (1.75%) of the Shares underlying options held by each Selling Shareholder under the Plan as of the beginning of each calendar quarter. For the purposes of determining the number of Shares underlying options held by each Selling Shareholder from time to time, the 1.75% of Shares available for sale in the prior quarter shall be deducted from the total number of Shares underlying options whether or not they are in fact sold during such quarter. If a Selling Shareholder elects not to sell some or all of the Shares available for sale during any quarter, those unsold Shares, plus an additional 1.75% of the Shares remaining for the benefit of such Selling Shareholder, shall be available for sale under this Prospectus during the following quarter. Upon effectiveness of the Registration Statement of which this Prospectus is a part, the Selling Shareholders will be entitled to sell hereunder the cumulative number of Shares which became available for sale in the first and second quarters of 1998, in addition to the Shares becoming available for sale in the third quarter of 1998. The Shares may be sold at any time during each quarter, provided that the Selling Shareholder is not then in possession of material, non-public information, and provided further that the sales are effected during the Company's mandated trading window (a period of forty-five (45) days beginning three (3) full days from the date of the Company's quarterly earnings release). The Shares available for sale under the agreement and offered for sale hereby shall be in addition to, and not restrictive of, sales of Shares by the Selling Shareholders made pursuant to Rule 144 under the Securities Act of 1933, as amended.

    The sale of the Shares by the Selling Shareholders may be effected from time to time in one or more transactions (which may include block transactions, ordinary brokered transactions and solicited transactions) on the Nasdaq National Market, in negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to such prevailing market prices or negotiated prices. Brokers and dealers engaged by the Selling Shareholders may receive commissions or discounts from the Selling Shareholders. The Selling Shareholders and such brokers and dealers may be deemed "underwriters" within the meaning of the Securities Act, in connection with such sales.

    The Company's Common Stock is traded in the over-the-counter market and quoted on the Nasdaq National Market under the symbol CDWC. On August 3, 1998, the closing sale price of the Common Stock as reported by Nasdaq was $41.625 per share. See "Price Range of Common Stock."

    SEE "RISK FACTORS" ON PAGE 5 FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
                                                                       UNDERWRITING             PROCEEDS TO
                                                PRICE TO               DISCOUNTS(2)               SELLING
                                               PUBLIC(1)             AND COMMISSIONS          SHAREHOLDERS(3)
------------------------------------------------------------------------------------------------------------------
Per Share.............................          $43.5625                  $0.05                   $43.5125
------------------------------------------------------------------------------------------------------------------
Total.................................       $26,675,932.50             $30,618.00             $25,645,314.50
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

(1) Estimated based on the average of the high ($45.50) and low ($41.625) prices as reported in the consolidated reporting system on August 3, 1998.

(2) The Selling Shareholders shall be responsible for engaging brokers to effect the sales of the Shares from time to time at their own expense. This figure is merely an estimate for reporting purposes.

(3) Before deducting expenses payable by the Selling Shareholders estimated at $55,000.00.

                 THE DATE OF THIS PROSPECTUS IS AUGUST 4, 1998

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Securities and Exchange Commission (the "Commission") are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1997;
(2) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998; (3) the Company's Notice of Annual Meeting of Shareholders and Proxy Statement dated March 25, 1998; and (4) the description of the Company's capital stock contained in the Company's Registration Statement on Form 8-A filed May 19, 1993 registering the Company's Common Stock under Section 12(g) of the Exchange Act. All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Common Stock registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statements contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon a written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Investor Relations, 200 North Milwaukee Avenue, Vernon Hills, Illinois 60061. Telephone
(847) 419-8243. The Company's Internet address is http://www.cdw.com.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission, Washington, D.C. 20549, a Registration Statement on Form S-3 under the Securities Act of 1933 with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and exhibits and schedules thereto, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and to the exhibits and schedules thereto. Copies of the Registration Statement and the exhibits and schedules thereto may be inspected without charge at the Commission's principal offices in Washington, D.C., and copies of all or any part thereof may be obtained from such office upon payment of prescribed fees. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copies made at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549; 500 West Madison Street, Suite 1400, Chicago, IL 60661; and 7 World Trade Center, Suite 1300, New York, NY 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. Unless otherwise indicated herein, all information contained herein is given as of June 30, 1998. This Prospectus, including information incorporated by reference, contains forward-looking statements that involve certain risks and uncertainties. Any statements contained herein which are not historical facts or which contain the words expect, believe or anticipate, shall be deemed to be forward-looking statements. Such forward-looking statements include, but are not limited to, the Company's expectations regarding its future financial condition and operating results, business and growth strategy, market conditions and competitive environments. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, product demand, pricing, market conditions, availability and achievement of vendor incentive programs, development of new products and advancement of technology by manufacturers, acceptance of such new products and technologies by end-users, the availability of quality personnel in the labor force, competition and other matters as set forth under "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

     CDW Computer Centers, Inc. is a leading direct marketer of over 30,000 microcomputer products, primarily to business, government, educational, institutional and home office users in the United States. The Company sells a broad range of name-brand microcomputer products, including hardware and peripherals, software, networking products and accessories through knowledgeable telemarketing account executives. Sales of products which utilize, or are compatible with, the Microsoft Windows and NT operating platforms account for substantially all of the Company's net sales. The Company offers popular brand name microcomputer products from Apple, Compaq, Canon, Epson, Hewlett-Packard, IBM, Intel, Lotus, Microsoft, NEC, Novell, Toshiba and 3Com, among others. The Company's high volume, cost-efficient operation supported by its proprietary information technology systems, enables it to offer these products at discounted prices.

                                  THE OFFERING

Shares Offered by the Selling Shareholders..........  612,360(1)
Use of Proceeds.....................................  The Company will not receive any proceeds from the offering. See "Use of
                                                      Proceeds."
Nasdaq National Market Symbol.......................  CDWC

-------------------------

(1) All of the shares being offered hereby presently are issued and outstanding and are subject to options granted under the MPK Stock Option Plan established by the Chairman and Chief Executive Officer of the Company.
                           -------------------------

     The Company was originally incorporated under the laws of the State of Illinois in June, 1984, reincorporated under the laws of the State of Delaware in May, 1993 and reincorporated under the laws of the State of Illinois in June, 1995. The Company's executive office and distribution facility is located at 200 North Milwaukee Avenue, Vernon Hills, Illinois 60061 and its telephone number is
(847) 465-6000. The Company's Internet address is http://www.cdw.com. The Company's web site is not, and shall not be deemed to be, a part of this Prospectus.

                     SELECTED FINANCIAL AND OPERATING DATA
          (IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)

                                                         TWELVE MONTHS                            SIX MONTHS ENDED
                                                      ENDED DECEMBER 31,                              JUNE 30,
                                    -------------------------------------------------------   -------------------------
                                      1993        1994       1995       1996        1997        1997(1)       1998(1)
                                    ---------   --------   --------   --------   ----------   -----------   -----------
                                                                                              (UNAUDITED)   (UNAUDITED)
INCOME STATEMENT DATA:
 Net sales........................  $ 270,919   $413,270   $628,721   $927,895   $1,276,929    $602,322      $793,536
 Cost of sales....................    236,718    359,274    548,568    805,413    1,106,124     520,722       692,682
                                    ---------   --------   --------   --------   ----------    --------      --------
 Gross profit.....................     34,201     53,996     80,153    122,482      170,805      81,600       100,854
 Selling and administrative
  expenses........................     21,828     34,617     49,175     64,879       90,315      43,613        52,643
 Exit Charge(2)...................         --         --         --      4,000           --          --            --
                                    ---------   --------   --------   --------   ----------    --------      --------
 Income from operations...........     12,373     19,379     30,978     53,603       80,490      37,987        48,211
 Other income (expense), net......       (297)       511      2,020      3,281        4,018       1,878         2,049
                                    ---------   --------   --------   --------   ----------    --------      --------
 Income before income taxes.......     12,076     19,890     32,998     56,884       84,508      39,865        50,260
 Income tax provision.............      3,294      7,777     12,939     22,484       33,507      15,806        19,902
 Benefit from change in tax
  status(3).......................     (3,807)        --         --         --           --          --            --
                                    ---------   --------   --------   --------   ----------    --------      --------
 Net income.......................  $  12,589   $ 12,113   $ 20,059   $ 34,408   $   51,001    $ 24,059      $ 30,358
                                    =========   ========   ========   ========   ==========    ========      ========
PRO FORMA INCOME DATA (UNAUDITED):
 Income before income taxes.......  $  12,076
 Pro forma provision for income
  taxes(4)........................      4,725
 Pro forma benefit from change in
  tax status(3)...................     (3,807)
                                    ---------
 Net income.......................  $  11,158
                                    =========
 Net income per share (Pro forma
  for 1993)
    Basic.........................  $    0.60   $   0.61   $   0.95   $   1.60   $     2.37    $   1.12      $   1.41
    Diluted.......................  $    0.60   $   0.61   $   0.95   $   1.58   $     2.35    $   1.11      $   1.40
 Weighted average number of common
  and common equivalent shares
  outstanding
  (Pro forma for 1993)
    Basic.........................     18,750     20,003     21,026     21,525       21,525      21,525        21,546
    Diluted.......................     18,750     20,003     21,080     21,785       21,704      21,677        21,718
SELECTED OPERATING DATA:
 Average order size...............  $     587   $    590   $    630   $    704   $      704    $    692      $    699
 Number of orders shipped (in
  thousands)......................        462        700        998      1,318        1,814         870         1,136
 Customers serviced (in
  thousands)......................        190        274        374        462          575         328           372
 Net sales per employee (in
  thousands)......................  $   1,188   $  1,223   $  1,364   $  1,459   $    1,490    $  1,500      $  1,380
 Inventory turnover...............       29.7       22.2       21.7       23.4         21.4        23.5          25.1
 Accounts receivable -- days sales
 outstanding......................       16.9       20.7       21.8       22.6         25.0        19.8          27.2

                                                         DECEMBER 31,                                 JUNE 30,
                                    -------------------------------------------------------   -------------------------
                                         1993       1994       1995       1996         1997          1997          1998
                                    ---------   --------   --------   --------   ----------    --------      --------
FINANCIAL POSITION:
 Working capital..................  $  16,462   $ 49,217   $ 99,127   $123,614   $  167,421    $145,825      $193,720
 Total assets.....................     34,159     77,860    132,929    198,830      269,641     224,704       297,889
 Total debt and capitalized lease
  obligations.....................      3,603         --         --         --           --          --            --
 Total shareholders' equity.......     21,852     55,843    106,161    141,622      199,866     171,802       231,540

---------------

(1) The data for the six months ended June 30, 1997 and 1998 is unaudited and presented for comparative purposes.
(2) Exit charge relates to a $4,000,000 pre-tax non-recurring charge for estimated costs to vacate the Company's leased facility in Buffalo Grove, Illinois. The Company vacated the Buffalo Grove facility and moved to its new facility in Vernon Hills, Illinois in the third quarter of 1997.
(3) Net income and pro forma net income for the twelve months ended December 31, 1993 includes a $3,807,000 ($0.20 per diluted share) tax benefit relating to the Company's change in tax status from an S corporation to a C corporation on May 25, 1993 and adoption of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes."
(4) The Company terminated its election to be treated as an S corporation effective May 25, 1993. The pro forma income statement data has been computed by calculating a pro forma provision for income taxes; assuming an effective tax rate of 39% which would have been recorded had the Company been a C corporation for the full year.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following factors in evaluating the Company, its business and the shares of Common Stock offered hereby. Unless otherwise indicated herein, all information herein contained is given as of June 30, 1998. This Prospectus, including information incorporated by reference, contains forward-looking statements which involve certain risks and uncertainties. Any statements contained herein which are not historical facts or which contain the words expect, believe or anticipate, shall be deemed to be forward looking statements. Such forward-looking statements include, but are not limited to, the Company's expectations regarding its future financial condition and operating results, business and growth strategy, market conditions and competitive environment. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, product demand, pricing, market conditions, availability and achievement of vendor incentive programs, development of new products and advancement of technology by manufacturers, acceptance of such new products and technologies by end-users, availability of quality personnel in the labor force, competition and other matters, as set forth in the following risk factors and elsewhere in this Prospectus.

RAPID GROWTH

     Since its formation in June 1984, the Company has experienced rapid growth. As part of its business strategy, the Company intends to pursue the continuation of this growth through further development of marketing programs, the hiring of additional account managers, technical support personnel and operations personnel and investment in additional facilities and systems. The Company's success will, in part, be dependent upon the ability of the Company to manage its growth effectively. The Company's business and growth could be affected by the spending patterns of existing or prospective customers, the cyclical nature of capital expenditures of businesses, continued competition and pricing pressures, the successful development of new products, and other trends in the general economy. Recent statements by industry observers have indicated that there may be a slowdown in the growth rate of the microcomputer industry. (See Industry Evolution and Price Changes) As a result, future revenue and profit increases could occur at moderating rates. There can be no assurance that the Company's rapid growth will continue in the future.

FACILITY

     In June 1996 the Company purchased approximately 27 acres of vacant land in Vernon Hills, Illinois, upon which it constructed a combined telemarketing, warehouse, showroom and corporate office facility. Construction of the Vernon Hills facility was completed in July 1997, at which time the Company relocated to the new facility and vacated its Buffalo Grove leased facility.

     The Company recorded a $4.0 million pre-tax non-recurring charge to operating results for exit costs relating to the Buffalo Grove facility in the first quarter of 1996. The exit costs consist primarily of the estimated cost to the Company of subleasing the vacated facility, including holding costs, the estimated costs of restoring the building to its original condition and certain asset write-offs resulting from the relocation. The Company currently is attempting to sublease the Buffalo Grove facility. There is no assurance that the remaining exit liability of $3.1 million at June 30, 1998 will be adequate to cover actual costs should the Company's actual experience in subleasing the facility differ from the assumptions used in calculating the exit charge. Any additional costs would reduce operating results at the time such costs are known.

     Historically, the Company has operated its business from a single facility which is a combined telemarketing, warehouse, corporate office and retail showroom facility. As a result, the Company's business could be adversely affected by any interruption of the Company's business resulting from a natural disaster or other event negatively impacting the facility.

INFORMATION TECHNOLOGY SYSTEMS AND YEAR 2000

     The Company's success is dependent on the accuracy and proper utilization of its information technology systems, including its telephone system. The Company's ability to manage its inventory and accounts receivable collections; to purchase, sell and ship its products efficiently and on a timely basis; and to maintain its cost-efficient operation is dependent upon the quality and utilization of the information generated by its information technology systems. The Company recognizes the need to continually upgrade its information technology systems to most effectively manage its operations and customer data base. In that regard, the Company anticipates that it will, from time to time, require software and hardware upgrades for its present information technology systems. The Company believes that its information technology systems, coupled with these ongoing enhancements, are sufficient to sustain its present operations and its anticipated growth for the foreseeable future. Any interruption in the availability or use of the information technology systems as a result of system failure or otherwise could have a material adverse effect on the Company's operations. The Company does not currently have a redundant or back-up telephone system and any interruption in telephone service could have a material adverse effect on the Company's operations.

     The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     During a recent Year 2000 ("Y2K") assessment, the Company identified a manageable amount of legacy software that requires modification with the remainder already compliant. Based on this assessment, the Company has determined that it will not be required to modify or replace significant portions of its software to make the systems perform properly after December 31, 1999. However, there can be no guarantee that the systems of other companies on which the Company's systems rely will be converted timely, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company.

     The Company will utilize both internal and external resources to reprogram and test its internal software for Y2K compliance. The Company plans to complete the Y2K project by December 31, 1998. To date, the expenses of the Y2K project have not had a material effect on the results of operations. Moreover, the remaining expenses, which are expected to be incurred primarily through December 31, 1998, are not expected to have a material effect on the results of operations.

     The costs of the project and the date on which the Company plans to complete the Y2K modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans, and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties. Additionally, material differences could be caused by the ability of third parties that interface with the Company's systems to make all necessary modifications for Year 2000 compliance.

DEPENDENCE ON SENIOR MANAGEMENT

     The Company's future performance will depend to a significant extent upon the efforts and abilities of its senior management team, particularly those executive officers who also serve as directors of the Company. Although the Company has various programs in place to motivate, reward and retain its management team, including annual incentive plans, restricted stock and stock option plans, the loss of service of one or more of these persons could have an adverse effect on the Company's business. Each of the Company's executive officers who serves as a director is subject to an employment agreement with the Company. The Company's success and plans for future growth will also depend on its ability to hire, train and retain skilled personnel in all areas of its business.

POTENTIAL QUARTERLY FLUCTUATIONS IN RESULTS AND VOLATILITY OF STOCK PRICE

     The Company could experience variability in its net sales and net income on a quarterly basis as a result of many factors, including the condition of the personal computer industry in general, shifts in demand for and pricing of hardware and software products and the introduction of new products or upgrades. The Company's operating results are also highly dependent upon its level of gross profit as a percentage of net sales which fluctuates due to numerous factors, including the Company's pricing strategies and other factors, which may be outside of the Company's control. Such factors include the availability of opportunistic purchases, changes in prices from suppliers, rebate and incentive programs available from suppliers, general competitive conditions, and the relative mix of products sold during the period.

     The technology sector of the United States stock markets has experienced substantial volatility in recent periods, and the market price of the Common Stock has, likewise, experienced volatility during these periods. Numerous conditions which impact the technology sector or the stock market in general or the Company in particular, whether or not such events relate to or reflect upon the Company's operating performance, could adversely affect the market price of the Common Stock. Furthermore, fluctuations in the Company's operating results, the loss of a significant vendor, increased competition, reduced vendor incentives and trade credit, higher postage and operating expenses, and other developments, could have a significant impact on the market price of the Common Stock.

RELIANCE ON VENDORS AND PRODUCT LINES

     The Company acquires products for resale both directly from manufacturers and indirectly through distributors and other sources. The Company is generally authorized by manufacturers to sell via direct marketing all or certain products offered by the manufacturer. The Company's authorization with each manufacturer provides for certain terms and conditions, which may include one or more of the following: product return privileges, price protection policies, purchase discounts and vendor incentive programs, such as purchase rebates and cooperative advertising reimbursements. Certain vendors are in the process of changing terms and conditions relating to price protection policies. The implementation of such changes could have a negative impact on the Company. Additionally, certain products are subject to manufacturer allocation, which limits the number of units of such products available to resellers, including the Company. The Company's business and results of operations may be adversely affected if the terms and conditions of the Company's authorizations are significantly modified or if certain products become unavailable to the Company, whether such unavailability is because the manufacturer terminates the Company's authorization or the product is subject to allocation or otherwise. In addition, the relocation of key distributors utilized in the Company's just-in-time purchasing model could adversely impact the Company's results of operations.

     For the year ended December 31, 1997 and the six months ended June 30, 1998, Ingram Micro/Alliance was the only vendor from whom purchases exceeded 10% of total purchases. Additionally, in 1997, Compaq, Toshiba and Hewlett Packard products, which are purchased directly from manufacturers and from distributors, each comprised more than 10% of total Company sales. In the first six months of 1998, Compaq and Hewlett Packard products each comprised more than 10.0% of total Company sales. The loss of any of these vendors or any other key vendors could have an adverse effect on the Company.

     Vendors currently provide the Company with trade credit as well as substantial incentives in the form of discounts, rebates, credits, and cooperative advertising reimbursements. Cooperative advertising reimbursements were 2.2% and 2.4% of net sales for the year ended December 31, 1997 and the six months ended June 30, 1998, respectively. A reduction in, discontinuance of, or significant delay in receiving trade credit or incentives could adversely affect the Company's profitability and cash flow.

INVENTORY MANAGEMENT

     Given the rapid technological changes that affect the market and pricing for products sold by the Company, the Company seeks to minimize its inventory exposure through a variety of inventory control procedures and policies, including certain vendor programs. However, there can be no assurance that such practices will continue or that unforeseen product developments will not adversely impact the Company's operations. The Company periodically takes advantage of cost savings associated with certain opportunistic bulk inventory purchases. Such opportunistic bulk purchases could increase the Company's exposure to inventory obsolescence. Additionally, if such opportunistic bulk purchases are not available in the future, it could have a negative impact on the Company's sales growth and gross profit. The Company maintained an investment in product inventory of $48.9 million at June 30, 1998, of which approximately $873 thousand (2.02%) of product inventory on-hand was more than 90 days old. The Company's inventory turnover was 21.4 and 25.1 for the year ended December 31, 1997 and the six months ended June 30, 1998, respectively.

INDUSTRY EVOLUTION AND PRICE CHANGES

     The microcomputer industry has evolved as a result of, among other things, the development of new technologies which are translated by manufacturers into new products and applications. The Company has been and will continue to be dependent on the continued development of new technologies and products by its vendors, as well as the acceptance of such technologies and new products by end-users. A decrease in the rate of development of new technologies and new products by manufacturers, or the lack of acceptance of such technologies and products by end-users, could have a material adverse effect on the Company's growth prospects and results of operations.

     Additionally, the industry has become more accepting of large-volume, cost-effective channels of distribution such as computer superstores, consumer electronic and office supply superstores, national direct marketers and mass merchants. In addition, several of the Company's competitors are attempting to market computer products through electronic commerce, including the Internet. While these efforts to date represent only a small percentage of industry-wide sales, such sales may grow if end-user acceptance of electronic commerce increases. Although the Company offers products for sale via electronic commerce, there can be no assurance that the Company's sales via electronic commerce will meet or exceed sales levels generated by competitors.

     The current industry configuration may result in increased pricing pressures. Decreasing prices of microcomputers and related products, resulting in part from technological changes, requires the Company to sell a greater number of products to achieve the same level of net sales and gross profit. If such trend continues and if the Company is unable to attract new customers and sell increased quantity of products, the Company's sales and earnings growth rates could be adversely affected. In addition, if the growth rate of microcomputer sales were to slow down, the Company's operating results could be adversely affected.

COMPETITION

     The microcomputer products industry is highly competitive. The Company competes with a large number and variety of resellers of microcomputer and related products. In the hardware category, the Company competes with traditional microcomputer retailers, computer superstores, consumer electronic and office supply superstores, mass merchandisers, national direct marketers and value-added resellers. In the software and accessories categories, the Company generally competes with these same resellers as well as specialty retailers and resellers. Certain national computer resellers also have established or acquired their own direct marketing operations. In addition, as a result of improving technology, certain software manufacturers have developed and may continue to develop sales methods that allow customers to download software programs and packages directly onto the customer's system through the use of modem telecommunications. The Company also competes with distributors and manufacturers that sell hardware and software directly to certain customers. Additionally, due to the proliferation of commerce on the Internet, existing competitors of the Company have grown, and may continue to grow, at a rapid pace, and new competitors may find it easier to commence operations, thereby increasing the number of available sources of supply for the Company's customers. Several of the Company's current and potential competitors are larger and have substantially greater resources than the Company. Additionally, several competitors in the direct marketing industry have raised capital in the public markets through initial and subsequent public offerings. The increased visibility of these companies and their access to the capital markets may improve their market position and their ability to compete with the Company. The Company believes that competition may increase in the future, which could require the Company to reduce prices, increase advertising expenditures or take other actions which may have an adverse effect on the Company's operating results.

SHIPPING, POSTAGE AND PAPER COSTS

     Shipping, postage and paper costs are significant expenses in the operation of the Company's business. The Company ships its products to customers generally by United Parcel Service, FedEx, Airborne and other overnight delivery and surface services. The Company generally invoices customers for shipping and handling charges. There can be no assurance that future increases in the cost of commercial delivery services can be passed on to the Company's customers, which could have an adverse effect on the Company's operating results. Additionally, strikes or other service interruptions by such shippers could adversely affect the Company's ability to market or deliver product on a timely basis.

     The Company incurs substantial paper and postage costs related to its marketing activities. Although these costs are partially offset by cooperative advertising rebates from vendors, any increases in postal or paper costs (paid by the Company for its catalog production and mailings) could have an adverse effect on the Company's operating results.

STATE SALES TAX COLLECTION

     The Company presently collects retail occupation tax, commonly referred to as sales tax, or other similar tax only on sales of products to non-exempt residents of the State of Illinois. Various states have sought to impose on direct marketers the burden of collecting state sales taxes on the sale of products shipped to that state's residents. The United States Supreme Court has ruled that the various states, absent Congressional legislation, may not impose tax collection obligations on an out-of-state mail order company whose only contacts with the taxing state are the distribution of catalogs and other advertisement materials through the mail and whose subsequent delivery of purchased goods is by U.S. mail or interstate common carriers. Due to the proliferation of media and other factors, certain states may attempt to impose tax collection obligations on Internet commerce providers, such as the Company. However, the Company cannot predict the level of contact, including Internet activities, with any state which would give rise to future or past tax collection obligations within the parameters of the Supreme Court case. Although certain state court cases have imposed tax collection obligations on certain out-of-state companies, the Company believes its operations are different from the operations of the companies in those cases and thus do not give rise to tax collection obligations. Additionally, in the past several years, certain legislation has been introduced on several occasions in the United States Senate which, if passed, would impose state sales tax collection obligations on out-of-state mail order companies such as the Company, whose sales to residents of the taxing state exceed $100,000 per year in the aggregate. The Company's sales to residents of all states currently exceeds this level. Similar legislation is anticipated to be reintroduced during 1998. If such bill or another seeking similar obligations is enacted, or the Company is deemed to have a physical presence in one or more states, the imposition of a tax collection obligation on the Company may result in additional administrative expenses to the Company price increases to the customers, and could reduce demand for the Company's products, any or all of which adversely affect the Company's operating results.

GLOBAL MARKET RISKS

     A portion of the products the Company markets either are produced in, or have major components produced in, the Asia Pacific region. While the Company does not engage in business relationships with companies located in the region directly, it does engage in U.S. Dollar denominated transactions with U.S. divisions and subsidiaries of these companies. As a result, the Company may be indirectly affected by risks associated with international events, including economic and labor conditions, political instability, tariffs and taxes, availability of products and currency fluctuations in the U.S. Dollar versus the regional currencies.

     Countries in the Asia Pacific region, including Japan, have recently experienced weaknesses in their currency, banking and equity markets. These weaknesses could adversely affect the supply and price of products and components and ultimately, the Company's results of operations.

LEGAL PROCEEDINGS

     In June, 1993 following the Company's initial public offering, a former officer, director and shareholder of the Company filed a complaint against the Company and its Chairman and Chief Executive Officer, Michael P. Krasny, alleging violations of the federal securities laws, fraud and breach of fiduciary duty in connection with the 1990 purchase by the Company of the former shareholder's 20% interest in the Company.

     On June 14, 1996, the district court granted the Company's motion to dismiss the Amended Complaint, with prejudice, on the grounds that the federal cause of action was barred by the statute of limitations and the district court did not have jurisdiction over the pendant state law claims. The former shareholder filed an appeal of the district court decision to the United States Court of Appeals for the Seventh Circuit. On May 14, 1997, the Court of Appeals heard oral argument on the former shareholder's appeal. On July 28, 1997, the Court of Appeals reversed the district court's ruling and remanded the matter back to the district court for further proceedings. The Court of Appeals held, among other things, that the district court improperly granted the motion to dismiss the Amended Complaint because it based its decision on inferences of fact inappropriate at this stage of the proceedings. The case is currently proceeding in the District Court. The Company and Mr. Krasny have answered the Amended Complaint. They denied any wrongdoing or liability on their part and asserted a number of affirmative defenses. The District Court has established a trial date in January 1999 for this matter.

     The Company and Mr. Krasny believe that their actions were honest and proper and that the suit by the former shareholder is without merit. The Company and Mr. Krasny are committed to vigorously defending the litigation.

     Mr. Krasny has agreed to indemnify and reimburse the Company for all damages and expenses, net of tax benefits received by the Company, related to this action. The applicable accounting rules provide that certain amounts assumed by Mr. Krasny on behalf of the Company be recorded by the Company for financial reporting purposes as an expense and a related increase to paid-in capital, net of tax effects. Accordingly, while having no impact on the Company's cash flow, any such expenses incurred by Mr. Krasny on behalf of the Company, including litigation, settlement or judgment costs, would negatively impact the Company's results of operations in the period incurred. Legal expenses attributable to the case are expected to increase significantly as the case is prepared for trial, which, although reimbursed by Mr. Krasny, will result in a decrease in the Company's reported results of operations. Although the Company and Mr. Krasny believe that their actions were honest and proper and that the suit by the former shareholder is without merit, should a negative result occur in this action, Mr. Krasny could be required to transfer certain of his shares of Common Stock to such former shareholder or determine to sell certain of his shares to finance such amounts. Such a transfer or sale by Mr. Krasny could adversely impact the market price of the Common Stock.

CONTROL BY INSIDERS

     Upon the completion of the offering and assuming the sale of all registered shares hereunder, Michael P. Krasny and certain trusts and entities controlled by Mr. Krasny and created for the benefit of Mr. Krasny's family and certain employees will possess up to 53.0% of the total combined voting power of the Company's outstanding stock. Accordingly, Mr. Krasny will be able to determine the outcome of all corporate decisions, effect all corporate transactions (including mergers, consolidations and the sale of all or substantially all of the Company's assets), or prevent or cause a change in control in the Company without the consent of the other holders of the Common Stock. In addition, Mr. Krasny may be able to cause the Company to file a registration statement enabling him to sell additional shares in the public market.

     However, in order to maintain and motivate the Company's workforce, in 1993 Mr. Krasny granted out of his personal holdings restricted stock and options to acquire Common Stock to certain employees, the effect of which could be to reduce, over time, the total voting power possessed by Mr. Krasny. After giving effect to the exercise of all of the options issued by, and the vesting of the restricted stock granted by, Mr. Krasny under the MPK Stock Option Plan and MPK Restricted Stock Plan, respectively, and assuming that no additional shares of Common Stock are issued by the Company, Mr. Krasny will own up to approximately 39.1% of the issued and outstanding shares of Common Stock. In addition, the Company has adopted stock option plans pursuant to which it is authorized to issue up to 4,123,794 shares of its Common Stock, of which 21,457 shares have been issued.

SHARES ELIGIBLE FOR FUTURE SALE AND ISSUANCE OF ADDITIONAL SHARES

     There will be 21,546,441 shares of Common Stock outstanding after completion of this offering, of which 11,485,401 shares are "restricted shares" for purposes of the Securities Act of 1933, as amended (the "Securities Act"). All of the restricted shares are currently eligible for sale into the market, subject to the limitations set forth in Rule 144 promulgated under the Securities Act and the terms of the MPK Restricted Stock Plan and the MPK Stock Option Plan. Sales of a substantial number of shares of Common Stock in the public market, whether by purchasers in the offering or other shareholders of the Company, could adversely affect the prevailing market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. In addition, the issuance of additional shares of stock by the Company could result in the dilution of voting power of the shares of Common Stock purchased in the offering.

                                  THE COMPANY

     CDW Computer Centers, Inc. is a leading direct marketer of over 30,000 microcomputer products, primarily to business, government, educational, institutional and home office users in the United States. The Company sells a broad range of name-brand microcomputer products, including hardware and peripherals, software, networking products and accessories through knowledgeable telemarketing account executives. Sales of products which utilize, or are compatible with, the Microsoft Windows and NT operating platforms account for substantially all of the Company's net sales. The Company offers popular brand name microcomputer products from Apple, Compaq, Canon, Epson, Hewlett-Packard, IBM, Intel, Lotus, Microsoft, NEC, Novell, Toshiba and 3Com, among others. The Company's high volume, cost-efficient operation supported by its proprietary information technology systems, enables it to offer these products at discounted prices.

     The Company directs its marketing efforts toward current and prospective customers with a particular focus on business, government, educational, institutional and home office users. The Company believes that these entities and persons have a high level of product knowledge and are most likely to purchase sophisticated systems and products through its direct marketing format. The Company efficiently markets to prospective customers through its catalog mailing programs and through national advertising in computer magazines. The Company's use of database management techniques to better qualify potential customers and develop productive mailing and telemarketing strategies has enabled the Company to increase its prospecting on a cost-effective basis. During the year ended December 31, 1997 and the six months ended June 30, 1998, the Company serviced approximately 575,000 and 372,000 customers respectively. The Company continues to focus on generating repeat sales from existing customers while attracting sales from new customers. The Company has consistently maintained a high annual rate of repeat purchases from current customers by offering excellent customer service and competitive pricing on a broad range of microcomputer products. The Company enhances repeat purchases by offering add-on and replacement products through its experienced telemarketing account executives who are knowledgeable about a customer's needs, and by enhancing product offerings such as networking products through targeted catalogs to such users.

     The Company has experienced significant growth in its business with net sales growing to $1.277 billion for the year ended December 31, 1997, a compound annual growth rate of 48.0% for the same six year period then ended. Net income increased to $51.0 million representing a compound annual growth rate of 63.0% for the six year period. Net sales grew to $793.5 million and net income increased to $30.4 million for the six months ended June 30, 1998. In addition, its operating margin was 4.6%, in 1993 to 6.3% in 1997 and 6.1% for the six months ended June 30, 1998, reflecting the Company's low cost operating model, high inventory turnover, generally exceeding 20 turns per year, and cost-effective marketing programs.

     To accommodate its growth, in July, 1997 the Company moved into a 218,000 square foot combined warehouse, telemarketing, retail showroom and corporate office facility in Vernon Hills, Illinois. The Company believes that the new facility, planned expansion and available contiguous land (See Risk Factors:
Facility), will be sufficient to meet its needs for the foreseeable future.

     The Company's goal is to enhance its position as a leading direct marketer of brand name microcomputer hardware and peripherals, software, networking products and accessories in the U.S. The Company's strategy is to maintain a low cost operating model by employing its product knowledgeable telemarketing account executives, its expertise in product purchasing and pricing, its direct marketing and database marketing skills, its proprietary information technology systems and its emphasis on customer service and technical support which provides its customers value in the form of quality products at discounted prices, with same-day shipping and after-sale technical support. The Company believes that this strategy, coupled with technological advancement, new product introductions and the growth of the market for microcomputer products, has accounted for its success to date.

                              RECENT DEVELOPMENTS

     On July 21, 1998, the Company announced results for the three and six months ended June 30, 1998. The significant items relating to the results are set forth below.

     Net sales for the three months ended June 30, 1998 increased 34% to $408.9 million from $304.5 million in the same period of 1997. Net income for the quarter rose 23% to $15.6 million from $12.7 million in the second quarter of 1997. Diluted earnings per share increased 22% to $0.72 in the second quarter of 1998 from $0.59 in the same period of 1997.

     Net sales for the six months ended June 30, 1998 increased 32% to $793.5 million from $602.3 million in the same period of 1997. Net income for the six months ended June 30, 1998 was $30.4 million, a 26% increase over $24.1 million reported in the first six months of 1997. Diluted earnings per share of $1.40 increased 26% from $1.11 in the first six months of 1997.

     Gross profit margin was 12.6% of net sales in the second quarter of 1998. The decline in gross margin, from 13.7% in the prior year and 12.8% in the first quarter of 1998, is primarily due to lower selling margins. The Company's gross profit as a percentage of net sales may vary on a quarterly basis based upon vendor support programs, product mix, pricing strategies, market conditions and other factors. As a result, there is no certainty that the Company will be able to sustain the gross profit margin levels achieved in recent quarters.

     Selling and administrative expenses, as a percentage of net sales, decreased to 6.6% in the second quarter of 1998 versus 7.1% in the same quarter of 1997. The decline was due to a decrease in net advertising expense, which was partially offset by increases in payroll costs primarily related to the expansion of the Company's sales force. On a forward-looking basis, selling and administrative costs may increase as a percentage of net sales due to investments in new sales account managers and new marketing initiatives.

     Annualized inventory turnover increased to approximately 24 times for the quarter versus 19 in the second quarter of 1997. This improvement is the result of CDW's participation in the build-to-order strategies of the major manufacturers that seek to reduce inventory levels in the channel. Working capital as of June 30, 1998 was $193.7 million, including approximately $82.2 million in cash, cash equivalents and marketable securities.

     The Company recently announced that CDW is investing in a multi-faceted branding campaign that is redefining the Company's overall marketing, advertising and public relations strategies. The new strategies are designed to highlight the Company's business model and unique aspects of its culture.

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Common Stock offered hereby. See "Selling Shareholders."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The following table sets forth the high and low sales prices for the Company's Common Stock (as adjusted for the Stock Splits) for the periods indicated as reported by the Nasdaq National Market. Trading began in the Company's Common Stock on May 27, 1993. As of June 30, 1998, the Company believes that there were approximately 2,700 beneficial owners of Common Stock.

                                                                            PRICE RANGE
                                                               --------------------------------------
                       QUARTER ENDED                             HIGH                   LOW
                       -------------                             ----                   ---
March 31, 1995.............................................    $26 5/32              $20  1/3
June 30, 1995..............................................     36 5/32               22  1/2
September 30, 1995.........................................     42  1/3               32 53/64
December 31, 1995..........................................     38  1/3               24 53/64

March 31, 1996.............................................     39 5/32               22  1/2
June 30, 1996..............................................     59                    32 53/64
September 30, 1996.........................................     74                    35
December 31, 1996..........................................     72  1/4               59  1/4

March 31, 1997.............................................     70                    42  7/8
June 30, 1997..............................................     57  3/4               39  5/8
September 30, 1997.........................................     78                    53
December 31, 1997..........................................     69  3/4               42 13/16
March 31, 1998.............................................     70  3/4               47  1/2
June 30, 1998..............................................     61  1/2               38  1/4
September 30, 1998 (through August 3, 1998)................     55                    41  5/8

     The last reported sale price of the Company's Common Stock on August 3, 1998 was $41.625 per share.

     The Company has never paid cash dividends on its Common Stock and does not anticipate paying cash dividends on Common Stock in the foreseeable future. The payment of cash dividends on shares of Common Stock will depend upon the earnings of the Company, the Company's capital requirements and other financial factors which are considered relevant by the Company's Board of Directors.

                              SELLING SHAREHOLDERS

     The following table sets forth information regarding the beneficial ownership of the Company's Common Stock as of June 30, 1998 and the number of shares offered pursuant to this Prospectus by all Selling Shareholders. All information with respect to beneficial ownership has been furnished by the respective shareholders to the Company.

                                        BENEFICIAL OWNERSHIP                          BENEFICIAL OWNERSHIP
                                          PRIOR TO OFFERING                            AFTER OFFERING(2)
                                      -------------------------     NUMBER OF        ----------------------
                                      NUMBER OF                    SHARES BEING      NUMBER OF
                NAME                   SHARES           PERCENT     OFFERED(1)        SHARES        PERCENT
                ----                  ---------         -------    ------------      ---------      -------
  Gregory C. Zeman
     200 North Milwaukee Avenue
     Vernon Hills, Illinois 60061...  2,433,199(3)       11.3%       464,550         1,968,649        9.1%
  Daniel B. Kass....................    516,134(4)        2.4         98,540           417,594        1.9
  Mary C. Gerlits...................    258,068(5)        1.2         49,270           208,798        1.0

-------------------------
 (1) These figures represent shares available under options granted under the MPK Stock Option Plan.

 (2) Assumes all options are exercised and all shares received upon exercise are sold hereunder.

 (3) Reflects shares subject to options granted under the MPK Stock Option Plan of which 390,087 are presently exercisable. The remaining options become exercisable at the rate of 471,488 per year until all options become exercisable and are fully exercisable in the event of Mr. Zeman's termination of employment. Mr. Zeman is the President and a Director of the Company.

 (4) Reflects shares subject to options granted under the MPK Stock Option Plan of which 82,747 are presently exercisable. The remaining options become exercisable at the rate of 100,013 per year until all options become exercisable and are fully exercisable in the event of Mr. Kass' termination of employment. Mr. Kass is the Vice President - Sales and a Director of the Company.

 (5) Reflects shares subject to options granted under the MPK Stock Option Plan, of which 41,374 are presently exercisable. The remaining options become exercisable at the rate of 50,006 per year until all options become exercisable and are fully exercisable in the event of Ms. Gerlits' termination of employment. Ms. Gerlits is the Vice President - Corporate and Community Relations of the Company.

                              PLAN OF DISTRIBUTION

     The Company and the Selling Shareholders have executed an agreement relating to the Plan which provides that the Company will cause the Registration Statement of which this Prospectus is a part to be filed. In exchange for the filing of the Registration Statement, the Selling Shareholders have agreed to certain limitations regarding the timing and number of Shares to be sold hereunder. Specifically, effective January 1, 1998 the Selling Shareholders have the right to sell under this Prospectus up to one and three quarters percent (1.75%) of the Shares underlying options held by each Selling Shareholder under the Plan as of the beginning of each calendar quarter. For the purposes of determining the number of Shares underlying options held by each Selling Shareholder from time to time, the 1.75% of Shares available for sale in the prior quarter shall be deducted from the total number of Shares underlying options whether or not they are in fact sold during such quarter. If a Selling Shareholder elects not to sell some or all of the Shares available for sale during any quarter, those unsold Shares, plus an additional 1.75% of the Shares remaining for the benefit of such Selling Shareholder, shall be available for sale under this Prospectus during the following quarter. Upon effectiveness of the Registration Statement of which this Prospectus is a part, the Selling Shareholders will be entitled to sell hereunder the cumulative number of Shares which became available for sale in the first and second quarters of 1998, in addition to the Shares becoming available for sale in the third quarter of 1998. The Shares may be sold at any time during each quarter, provided that the Selling Shareholder is not then in possession of material, non-public information, and provided further that the sales are effected during the Company's mandated trading window (a period of forty-five (45) days beginning three (3) full days from the date of the Company's quarterly earnings release). The Shares available for sale under the agreement and offered for sale hereby shall be in addition to, and not restrictive of, sales of Shares by the Selling Shareholders made pursuant to Rule 144 under the Securities Act of 1933, as amended.

     The sale of Common Stock by the Selling Shareholders may be effected from time to time in one or more transactions (which may include block transactions, ordinary brokered transactions, transactions in which brokers solicit purchases and transactions directly with market makers) on the Nasdaq National Market, in negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Brokers and dealers engaged by the Selling Shareholders may receive commissions or discounts from the Selling Shareholders. The Selling Shareholders and such brokers and dealers may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), in connection with such sales.

     There is no assurance that the Selling Shareholders will sell any or all of the Common Stock offered by this Prospectus.

     The Selling Shareholders have agreed to pay the legal fees and expenses incurred in connection with the preparation and filing of the registration statement, of which this Prospectus is a part, covering these shares of Common Stock and any required updates to the registration statement. In addition, the Selling Shareholders are responsible for any commissions, discounts or fees of underwriters, brokers, dealers or agents, and any transfer taxes applicable to the shares sold by the Selling Shareholders pursuant to this Prospectus.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby is being passed upon for the Selling Shareholders by Patzik, Frank & Samotny Ltd., Chicago, Illinois.

                                    EXPERTS

     The consolidated financial statements and financial statement schedule of the Company appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by PricewaterhouseCoopers LLP independent accountants, as set forth in their reports thereon included therein and incorporated herein by reference. The consolidated financial statements and financial statement schedule of the Company are incorporated by reference herein in reliance upon the reports of such firm given on the authority of such firm as experts in accounting and auditing.

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-------------------------------------------------------

     NO DEALER, SALES REPRESENTATIVE, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING SHAREHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THE PROSPECTUS.

                           -------------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
Incorporation of Certain Documents by
  Reference.............................     2
Additional Information..................     2
Prospectus Summary......................     3
Risk Factors............................     5
The Company.............................    12
Recent Developments.....................    13
Use of Proceeds.........................    13
Price Range of Common Stock and Dividend
  Policy................................    14
Selling Shareholders....................    15
Plan of Distribution....................    15
Legal Matters...........................    16
Experts.................................    16

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                                 612,360 SHARES

                                   [CDW LOGO]

                           CDW COMPUTER CENTERS, INC.

                                  COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                                 AUGUST 4, 1998
                            ------------------------

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